Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

December 22, 2008

Era Anagnosti
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: CRC Crystal Research Corporation
      File Number: 333-151309

Dear Ms. Anagnosti:

This letter shall serve as CRC Crystal Research Corporation’s response to the SEC Comment Letter dated December 16, 2008.  The Company responds to the SEC Comments as follows:

Comment 1

In consultation with Matthew Connor at Connor & Kirk Capital, LLC, the Company and Connor & Kirk Capital have entered into a Stock Purchase Agreement wherein the term “market conditions” has been removed entirely from the agreement.  Furthermore the ambiguous term regarding lack of “Restriction on Stock,” has been removed and in its place the heading “Character of Stock to be Purchased.” In addition the share number has been changed to 5,500,000 instead of 5,454,545.  The Stock Purchase Agreement is being filed as an Exhibit to the S-1.

It is unknown at this time what Connor & Kirk Capital’s ability is to raise funds for the Company and we have not received an answer that would further elaborate on that issue.  As a hedge to this we have included a list of other contacts that the Company has explored and who have expressed an interest in funding the Company and have added the following paragraph:

The Company has had a number of discussions with regard to raising capital for its business model with  PIN Financial, Dinosaur securities, Southridge Investment Group, Kareg Research, Dominick & Dominick, Finance Investments, Richmond Rhodes Equity Partners, Taglich Brothers, Longview Financial, Oppenheimer, Mercer Capital, Merrill Lynch, and others. In all discussions, members of these finance firms have stated that only upon the Company’s S-1 Registration Statement becoming effective will they be able to continue being interested in potential investments in the Company.  The Company has also had discussions with Bartholemew Investments which has had discussions with approximately 65 Pipe funds who have all expressed interest in investing in the Company once it has acquired trading status on an exchange.

SEC Response Letter
December 22, 2008

Comment 2

The Director Compensation Table has been changed to remove the executive officer directors as their compensation has been disclosed in the Summary Compensation Table.  The Table looks as follows:

Name				Non-Equity	Change In	All	Total
and				Incentive	Pension Value	Other Compensation
Principal	Fees Earned	Stock	Option	Plan	And Nonqua-
Position	Paid In Cash	Awards	Awards	Compensation	Lified Deferred Compensation Earnings
	$	$	$	$	$	$	$

Dr. Don Jackson Director	0	5,500	0	0	0	0	$5,500

Alexander Ostrogorsky Director	0	5,500	0	0	0	0	$5,500

Dr. Shariar Motakef Director	0	5,500	0	0	0	0	S5,500

Comment 3

Footnotes 2 and 3 to the Exhibit Index has been changed to reflect that certain of the exhibits were “previously filed” and not incorporated by reference.

Comment 4

The legal opinion of Thomas Cook, Esq. was changed to reflect the following:

“Based upon the foregoing, we are of the opinion that the Shares being registered by the Company on behalf of its Shareholders pursuant to the Registration Statement have been duly authorized, are validly issued, fully paid for and non-assessable.”

We have also amended the Stock Purchase Agreement to reflect removal of the word “Amended,” as well as that term “Amended” in the exhibit index.  We have not changed the Summary Compensation Table because the salary information is for 2008.  If there are any further questions or comments then please do not hesitate to contact the undersigned immediately.  Thank you.

/s/ Joseph Pittera
 Joseph Pittera